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                                                                    EXHIBIT 4.4





                           CERTIFICATE OF RESOLUTION


     RESOLVED, that the Board of Directors shall and hereby does establish Series Five Preferred Stock of Maxco, Inc., having the following rights, privileges and restrictions:

     A. Series Five Preferred Stock. Series Five Preferred Stock of Maxco, Inc. shall be 34,000 shares with a face value of $120.00 per share.

     B. Dividends. The Corporation shall pay a Dividend upon such Series Five Preferred Stock as follows:

        1. Such Dividend shall be equal to 10% per annum of the face value of each share.

        2. The Corporation shall be obligated to declare a Dividend each and every quarter if it shall then be legally entitled to do so.

        3. If the Dividend set forth herein is not paid and if such Dividend did not, under the circumstances, have to be paid, then such Dividend shall be payable in the next period when such Dividend legally can be made.

        4. Should the surplus of said Corporation prior to any Dividend Day be insufficient to pay the Dividend on the Series Five Preferred Shares, such Dividend shall be payable from future surplus, but without interest, and no Dividend shall at any time be paid on the Common Shares until the full amount of 10% per annum up to such time and for the then current fiscal year upon all the Preferred Shares issued shall have been paid or set apart.

     C. Redemption. The Series Five Preferred Shares are redeemable at any time after the third anniversary of their issuance in whole or in part, at the Company's option at 100% of principal amount plus a declining premium amount which shall be equal to 5% until the fourth anniversary of issuance and shall decline 1% annually thereafter to zero following the eighth anniversary, and plus any accumulated and unpaid Dividends to the date of redemption.

        Notice of the election of the Corporation to redeem all or a portion of the Series Five Preferred Stock shall be given by the Corporation by mailing a copy of such notice, not less than 30 nor more than 90 days prior to the date designated therein as the date for such redemption, to the holders of record of the Series Five Preferred Stock to be redeemed, addressed to them at their respective address appearing on the books of the Corporation.
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        D.  Voting.  The Series Five Preferred Shares are nonvoting; provided however if accrued but unpaid dividends on the Series Five
            Preferred Shares are in arrears for six consecutive fiscal quarters of the Company, the holders shall have the right to elect as a class, one member of the Board of Directors of the Corporation. Also, the consent of the holders of two-thirds of the Series Five Preferred Stock will be required to create or authorize any series of stock ranking prior in liquidation to the Series Five Preferred Stock, or to change any of the express terms of the Series
            Preferred Stock in a manner prejudicial to the holders thereof.

        E. Liquidation. In any event of dissolution of the Corporation, the holders of Series Five Preferred Stock shall be entitled to receive the face value of their shares, together with accumulated dividends thereon to the date of payment, before holders of the Common Shares shall be entitled to receive anything thereon. Thereafter, the Series Five Preferred Stock shall not be entitled to share in the assets of the Corporation.


Signed this 9th Day of April, 1997.



                                                /s/ERIC L. CROSS
                                                ----------------------------
                                                Eric L. Cross, Secretary and
                                                   Executive Vice President